FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Furnished Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the period ending 9 June 2003

BRITISH AIRWAYS Plc

Waterside HBA3, PO Box 365, Harmondsworth UB7 0GB

CONTENTS

1.        May Traffic and Capacity Statistics     4 June 2003
2.        Annual Report and Accounts     9 June 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

Date:    9 June 2003
Sarah Billington Manager Shareholder Services

TRAFFIC AND CAPACITY STATISTICS - May 2003

Summary of the headline figures

In May 2003, overall load factor rose 3.2 points to 66.7 per cent. Passenger capacity, measured in Available Seat Kilometres, was 1.5 per cent below May 2002 and traffic, measured in Revenue Passenger Kilometres, was higher by 2.1 per cent. This resulted in a passenger load factor up 2.5 points versus last year, to 69.4 per cent. The increase in traffic comprised a 9.1% per cent reduction in premium traffic and a 4.4 per cent increase in non-premium traffic. Cargo, measured in Cargo Tonne Kilometres, rose by 3.4 per cent.

Market conditions

Passenger numbers and traffic were up this month, driven principally by post war pent up demand and promotional campaigns. Yields continue to be under pressure from price discounting and down trading across all areas. Forward visibility on revenue and traffic remains limited with considerable volatility in booking levels.

Strategic Developments

British Airways signed an agreement to sell its wholly owned German subsidiary dba (formerly Deutsche BA) to Intro Verwaltungsgesellschaft mbH, the Nuremburg-based aviation consultancy and investment company.

Intro will buy the entire share capital of dba for euro 1. As part of the transaction, British Airways will invest £25 million (euro 35 million) in dba and will also underwrite the German carrier's fleet of 16 aircraft for one year, at a cost of £2 million (euro 3 million) per month. In exchange, British Airways will receive 25 per cent of any dba profits, or 25 per cent of any profit on disposal of dba, up to June 2006.

The US Department of Transportation gave final approval to the British Airways and American Airlines codesharing application on destinations beyond British Airways' US gateway cities and American Airline's UK gateways. The move marks a significant milestone in the relationship which will allow greater access to more online destinations, improve transfer and check-in processes.

    British Airways posted a pre-tax profit of £135 million (2002: £200 million loss) for the full year to March 31, 2003. There was a pre-tax loss for the fourth quarter of £200 million (2002: £85 million loss). The operating profit for the full year was £295 million including an £84 million exceptional operating charge relating to Concorde. The operating loss for the fourth quarter was £164 million, £119 million worse than last year.

In its response to the government's consultation on airport infrastructure, BA called for a new short runway to be built at London Heathrow airport to give Britain maximum economic benefit from an effective international hub airport that would boost the UK economy by £37 billion. It would also create additional capacity to provide better air links for regions throughout the UK.

British Airways announced the withdrawal of services between Guernsey and London Gatwick airport from 16 June 2003. The services will be continued by Aurigny Air Services who will begin flying on the route the day after the British Airways service ceases. British Airways decision to withdraw from Guernsey has been made because the 66-seater ATR 72 aircraft which operate on the route will be retired and returned to its leasing company this summer.

British Airways announced the withdrawal of its services to Plymouth and Newquay from London Gatwick and Bristol airports from 25 October 2003. The three times a day Plymouth to Newcastle service will also be withdrawn and the Dash 8 fleet move to Manchester.

June 4, 2003

BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS
Month of May Financial year to date April through May
BRITISH AIRWAYS GROUP        Change                 Change
SCHEDULED SERVICES    2003    2002    (%)         2003    2002     (%)
Passengers carried (000)
UK/Europe    2293    2301    -0.4         4520    4511     +0.2
Americas    583    542    +7.5         1140    1077     +5.9
Asia Pacific    80    119    -33.1         170    243     -30.2
Africa and Middle East    200    181    +10.1         385    387     -0.5
Total    3155    3144    +0.3         6214    6217     -0.0

Revenue passenger km (m)
UK/Europe    1870    1799    +4.0         3651    3519     +3.8
Americas    3917    3637    +7.7         7683    7259     +5.8
Asia Pacific    880    1214    -27.5         1867    2480     -24.7
Africa and Middle East    1355    1205     +12.5        2659     2588    +2.7
Total    8023    7855    +2.1         15860    15846     +0.1

Available seat km (m)
UK/Europe    2837    2686    +5.6         5566    5324     +4.5
Americas    5147    5343    -3.7         10200    10542     -3.2
Asia Pacific    1595    1735    -8.1         3231    3375     -4.3
Africa and Middle East    1984    1975     +0.4        3927     4008    -2.0
Total    11564    11740    -1.5         22925    23249     -1.4

Passenger load factor (%)
UK/Europe    65.9    67.0    -1.1     pts    65.6    66.1     -0.5     pts
Americas    76.1    68.1    +8.0     pts    75.3    68.9     +6.4    pts
Asia Pacific    55.2    69.9    -14.7     pts    57.8    73.5     -15.7     pts
Africa and Middle East    68.3    61.0     +7.3    pts    67.7     64.6    +3.1    pts
Total    69.4    66.9    +2.5     pts    69.2    68.2     +1.0    pts

Revenue tonne km (RTK) (m)
Cargo tonne km (CTK)    375    363    +3.4         706    695     +1.6
Total RTK    1175    1145    +2.6         2285    2272     +0.6
Available tonne km (m)    1761    1804     -2.4        3483     3570    -2.4

Overall load factor (%)    66.7    63.5     +3.2    pts    65.6     63.6    +2.0    pts
Certain information included in this statement is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Companys plans and objectives for future operations, including, without limitation, discussions of the Companys Future Size and Shape programme, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the Companys forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Companys SEC filings, including, without limitation the Companys Report on Form 20-F for the year ended March 2002.

Investor Relations
Waterside (HCB3)
PO Box 365
Harmondsworth
UB7 OGB
Tel: +44 (0) 20 8738 6947
Fax: +44(0) 20 8738 9602